Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PDX BIOTECH LLC
404 Clydebank Court
Louisville, KY 40243
https://orastripdx.com/

Up to $1,070,000.00 in Non-Voting Units at $20.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: PDX BIOTECH LLC
Address: 404 Clydebank Court, Louisville, KY 40243
State of Incorporation: KY
Date Incorporated: December 10, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 500 shares of Non-Voting Units
Offering Maximum: $1,070,000.00 | 53,500 shares of Non-Voting Units
Type of Security Offered: Non-Voting Units
Purchase Price of Security Offered: $20.00
Minimum Investment Amount (per investor): $100.00

Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.

Investment Incentives and Bonuses*

The 10% Bonus for StartEngine Shareholders

PDX BIOTECH LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 10 Non-Voting Units at $20 per unit, you will receive 11 Non-Voting Units, meaning you'll own 11 Non-Voting Units for $200. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

*All perks occur when the offering is completed.

The Company and its Business

Company Overview

PDX BIOTECH LLC is headquartered in Louisville, Kentucky and conducts its manufacturing operations in Vancouver, Washington. The Company's flagship OraStripdx™ product is a patented rapid (10-second) test that detects active periodontal disease in dogs and cats. The veterinarian or other veterinary professional staff member (technician or nurse) administers the test on the awake patient in the exam room and uses the visual result to inform pet owners of the need to take action (home-care products and/or follow-up dental procedures). This US-manufactured product is currently sold in tubes of 35 tests at an MSRP of $140. The clinical and economic effectiveness of the product have been validated in peer-reviewed published clinical studies.

Competitors and Industry

The companion animal health products market is valued at over $20 billion, of which diagnostics comprise a $3-4 billion segment (Grandview Research). The pet oral care products market is valued at $2.2 billion (Statista). Major global players include Virbac (FR), Boehringer Ingelheim (DE), Dechra (UK), and Mars (US) (Fortune Business Insights). A significant and accelerating market trend is the consolidation of veterinary practices into large chains. For example, Mars owns Banfield Pet Hospital (headquartered in Vancouver, WA, with over 1000 locations) and VCA (headquartered in Los Angeles; also over 1000 locations). Others such as WellHaven PetHealth (Vancouver, WA) are backed by private equity firms. We believe the greatest chance of long-term success for the Company involves obtaining orders and re-orders from large chain purchasers.

Current Stage and Roadmap

We intend to market OraStripdx to veterinary practices in the US. We have previously sold product outside the US through third-party channels of distribution, not directly to veterinary practices. Now we are launching an e-commerce platform enabling veterinary practices in the US to order product from us directly. Our marketing efforts are directed to veterinary teams so that they can know how OraStripdx can benefit their practices and how they can order OraStripdx from us.

The Team

Managers

Name: John Beran

John Beran's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Manager, CEO
  Dates of Service: November 22, 2021 - Present
  Responsibilities: Day-to-day operations. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** New Directions Housing Corporation

Title: Chief Strategy Officer
Dates of Service: March 04, 2019 - Present
Responsibilities: Business Consultant currently working part-time in this role. John plans to transition away from this role when it is financially feasible. He currently spends 3 hours per week on this role.

Name: Reggie Gresham

Reggie Gresham's current primary role is with Matrix Integration. Reggie Gresham currently services 10+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Manager and Chief Marketing Officer
  Dates of Service: January 01, 2022 - Present
  Responsibilities: Day-to-day operations. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Matrix Integration
  Title: Vice President Sales & Marketing
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Responsible for increasing revenue and gross profit by hiring, developing and coaching a team of successful sales consultants, client operations, marketing and partner programs professionals.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in

the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended and shall not be deemed to be a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people will think it's a better option than a competing product or a competing purchase, or that we will able to sell the product at a level that will allow the Company to make a profit.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Non-Voting Unit purchased through this crowdfunding campaign is subject to limitations of transfer. This means that the Non-Voting Units that you purchase cannot in general be resold for a period of one year. There may be exceptions to this general rule if you are transferring the Non-Voting Units back to the Company, to an "accredited investor," as part of an offering registered with the Securities and Exchange Commission, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on resale of any Non-Voting Units that you purchase. More importantly, there is no established market for these Non-Voting Units, and there may never be one. As a result, if you decide to sell these Non-Voting Units in the future, you may not be able to find a buyer. In addition, the Company may be acquired at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Non-Voting Units in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates have been low, they have risen lately, and it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred equity financings in the future, which may reduce the value of your investment in the Non-Voting Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred equity could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred equity could be more advantageous to those investors than to the holders of Non-Voting Units. In addition, if we need to raise more equity capital from the sale of Non-Voting Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Executives and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Non-Voting Units being offered to you for purchase in this offering have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting management discretion in making business decisions that could endanger your investment. Furthermore, in the event of a liquidation of the Company, you may be paid only if there is cash remaining after all of the creditors of the Company have been paid.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities without voting rights, and therefore must trust the management of the Company to make good business decisions. The business decisions of management may endanger your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and your investment may be lost. Even if we sell all the Non-Voting Units we are offering now, the Company may need to raise more funds in the future, and if it can't get them, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms or later investors' investments may dilute the value of your Non-Voting Units.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They have much better financial means and marketing/sales resources than we do. They may succeed in developing and marketing competing products at a fast pace. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

PDX BIOTECH LLC was formed in late 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. It is possible that no investor in the company will ever realize a return on their investment. PDX BIOTECH LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to generate a return for the holders of Non-Voting Units.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that OraStripdx is a good idea, that the team will be able to successfully market, and sell the product, that we can price them right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

The Company owns certain patents and trade secrets. We believe one of the valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate rights owned by the Company. The Company may need to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our patents unenforceable through some other mechanism. If competitors are able to bypass our intellectual property protection, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it may need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and, if they do change, then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be adversely impacted.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including packaging, shipping, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a growing business, we may be vulnerable to hackers and cyber-attacks. Further, we rely on a third-party technology provider to provide some of our technology. Any disruptions of services or cyber-attacks either on our technology provider or on PDX BIOTECH LLC could harm our reputation and materially negatively impact our financial condition and business.

We are reliant on one main type of product

The Company is reliant on the manufacture and sale of one main type of product. Supply-chain disruptions may endanger manufacture of the product. Distribution-chain disruptions may endanger sale of the product. Disruptions of sufficient magnitude may endanger the viability of the business as a whole. All of our current revenues are derived from variants on one type of product. Our revenues are therefore dependent upon the market for such a product.

Our product could fail to attain sales projections

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The cost of enforcing intellectual property rights may prevent us from enforcing them

Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing our intellectual property, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property could have adverse consequences for the Company, including weakening our attempts to prevent competitors from entering the market. As a result, your investment in the Company could be significantly and adversely affected.

The Company's CEO currently has another part-time role.

The Company's CEO currently has a part-time role as a Business Consultant for New Directions Housing Corporation. He currently spends 3 hours per week in this role. John Beran plans to transition away from this role when it is appropriate and feasible. Please note he does currently split some time between the Company and this other business.

Non-Voting Units do not confer a right to vote.

Non-Voting Units confer limited liquidation and dividend rights but not a right to vote. Please refer to Exhibit F of this Offering Memorandum to review the Operating Agreement as currently amended.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
VYSKOS LLC (David McClure)	100,000	Common Units	50.0%
OUTRIDER TECHNOLOGIES, LLC (John Beran)	40,000	Common Units	20.0%
Reggie Gresham	40,000	Common Units	20.0%
Reggie Gresham	10,000	Non-Voting, Non-Membership Interests	

The Company's Securities

The Company has authorized Common Units, Non-Voting, Non-Membership Interests, and Non-Voting Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 53,500 of Non-Voting Units.

Common Units

The amount of security authorized is 200,000 with a total of 200,000 outstanding.

Voting Rights

Voting rights.

Material Rights

There are no material rights associated with Common Units.

Non-Voting, Non-Membership Interests

The amount of security authorized is 150,000 with a total of 17,500 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting, Non-Membership Interests.

Material Rights

Each Non-Voting Non-Membership Interest confers a liquidation right equal to the liquidation right of a Common Unit but confers no other rights.

Please also refer to Exhibit F of this Offering Memorandum to review the Operating

Agreement as currently amended.

Non-Voting Units

The amount of security authorized is 58,850 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Units.

Material Rights

Each Non-Voting Unit confers a liquidation right equal to the liquidation right of a Common Unit and a dividend right equal to the dividend right of a Common Unit.

Please also refer to Exhibit F of this Offering Memorandum to review the Operating Agreement as currently amended.

What it means to be a minority holder

As a holder of Non-Voting Units in the company, you will have no rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have no influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company was formed in 2019 to manufacture and market patented tests for periodontal disease. The PDXBIOTECH LLC founder, David McClure, is a patent attorney who wrote and filed the patents that were developed by a discontinued company. McClure acuired the patents and manufacturing equipment for $4,545. After company formation, he received orders in 2020 and 2021 from a Japanese distributor. The Japanese customer accounst for over 90% of sales in the first two years. There was no outbound marketing in either year. The company began distribution discussions with Animal Care Group in June, 2021 but the order for 200,000 tests did not occur until January, 2022.

McClure provided the equity funding for both the acuisition and the working capital required to maintain the manufacuring lease and equipment. The manfuacturing director, Tony Burgess-Cassler provided his services at no charge until late 2020 and his compensation is included in the the general and administrative costs in 2021.

Year ended December 31, 2021 versus 2020

Revenue

Revenue for fiscal year 2021 was $37,090, up from $31,675 in 2019, with the increase due to international sales particularly in Japan.

Cost of sales

Cost of sales in 2021 was $19,199 versus $16,934, an increase of $2,265 in fiscal year 2020. The increase was largely due to the increase in sales.

Gross margins

2021 gross profit increased by $3,150 over 2020 gross profit due to higher sales of US customers which are higher margin than Japanese sales.

Expenses

The Company's expenses consist of, general and administrative, lease costs and depreciation. The increase in operating expenses of $18,867 is attibutable to contract labor costs incurred in 2021 that did not occur in 2020.

Historical results and cash flows:

The company's historical results are not representative of the future. The company expects signficant growth because:

1. It has entered into a distribution agreement with the Animal Care Group whereby they committ to a minimum order of 200,000 tests. Animal Care Group will distribute the strip at no cost as they are using it to develop sales of their new dental product offerings.

2. The company now has enabled e-commerce so that US veterinary practices can order product

3. The company has retained Reggie Gresham as a partner and the chief marketing officer who will oversee sales and marketing campaign

4. The company has retained Wendy Hauser DVM as a veterinary consultant and key opion leader. Wendy is an accomplished veterinarian and industry executive with experitise in pet wellness plans

5. The company has received a request to distribute from MWI-Animal health. MWI-Animal Health is a divison of Amerisource Bergen, which acquired the company for $2.5 billion in 2015(Reuters).

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

As of July 2022, the company has $27,000 cash on hand. The company received the following in the first quarter of 2022: 1. $50,000 in capital investment by Reggie Gresham 2. $72,000 in receipts from Animal Care Group. The company hopes to raise $1,000,000 in the coming months for rapid market expansion Outrider technologies has provided a temporary loan of $25,000 which is included in the cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company hopes the crowdfunding campaign is sufficient to fund marketing and sales and then expects sales to easily cover operating expenses. The company benefits from low cost production, high profit margins and there is no competing test for periodontal disease.

The company does not anticipate any additional funding rounds.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The crowdfunding campaign is necessary to the viability of the comapny. This will comprise 98% of current company funds. This allows us to launch and distribute our product in a comprehensive and impactful way. The company needs to sell 400,000 tests a year to breakeven and has a minimum order quantity from Animal Care Group of 200,000 tests. The company believes the investment in sales and marketing will generate positive cash flow within six months of launching the e-commerce website.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Aaprt from Animal Care Group and Japanese recurring orders, the company cannot operate without addiotnal investment and if we only raise $10,000. The company likely can acheive breakeven with the minumum funding level and a small staff. The monthly burn at minimum viable production, sales and marketing is estimated at $25,000.

How long will you be able to operate the company if you raise your maximum funding goal?

The company has a high degree of confidence that recurring revenues will fully fund the staffing needs for both manufacturing and marketing if maximum funding goal is acheived. Keeping the same burn rate of $25k/month, the company anticipates breakeven within six months of marketing launch and substantial free cash flow if anticipated user adoption occurs. The company will be able to operate for at least 12 months if the maximum $1.07m is raised.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently there are no additional contemplated future capital raises at this time.

Indebtedness

- **Creditor:** Outrider Technologies
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  Maturity Date: September 30, 2022

Related Party Transactions

Valuation

Pre-Money Valuation: $3,210,000.00

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below:

Market Growth & Trends

The companion animal health products market is valued at over $20 billion, of which diagnostics comprise a $3-4 billion segment with a compound annual growth rate of 5.6% (Grandview Research).

The Value of the Company's Assets

The company purchased the manufacturing and patents from a predeccesor company. Included in that purchase are five issued patents and several pieces of equipment. The predecessor's historical investment in the assets was in excess of $1.4 million. The patents cover use of the test in animals as well as humans. While the company's offering is focused on use of the test in cats and dogs, the company does plan to develop follow-on plans for humans and is in a limited study with dentists using the test in their practice.

Management's Prior Achievements & Success

The company has effeciently assembed a team of professionals including key opinion leaders that can support the US launch of the product. The team includes the following: Two PhD's, two veterinarians, a veterinary nurse, a veterinary technician, a CPA, a digital marketing specialist and a sales executive. The team is culturally aligned as well with a committment to diversity, inclusion and socially conscious engagement.

Business Partnerships & Relationships

The company has traction including:

1. Several of the major global players in the pet oral care products market, including Virbac, Boehringer Ingelheim, and Mars, through its subsidiary VCA, have placed orders for OraStripdx.

2. The Company has fulfilled multiple significant reorders of product from Sumitomo Animal Health, a leader in the Japanese pet oral care products market.

3. The Company has fulfilled a significant order of OraStripdx from Animalcare Group, a UK-based £74 million public company, and has entered into an exclusive distribution agreement for parts of Western Europe requiring Animalcare Group to order twice that order volume annually.

4. The Company has obtained all orders thus far without any outbound marketing, including reorders from small and large veterinary hospitals.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The company does not have any outstanding options, warrants or convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  5.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  50.0%
  We intend to address the US veterinary market.

- *Marketing*
  46.5%
  We intend to address the US veterinary market.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 16 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://orastripdx.com/ (Investors page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pdxbiotech

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PDX BIOTECH LLC

[See attached]

PDX Biotech, LLC. (the "Company") a Kentucky Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
PDX Biotech, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 16, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	3,103	45
Inventory	1,000	1,000
Total Current Assets	4,103	1,045
Non-current Assets		
Equipment, net of Accumulated Depreciation	1,527	2,036
Intangible Assets: Patent	1,000	1,000
Total Non-Current Assets	2,527	3,036
TOTAL ASSETS	6,630	4,081
LIABILITIES AND EQUITY		
TOTAL LIABILITIES	-	-
EQUITY		
Member's Equity	23,886	4,849
Accumulated Deficit	(17,255)	(768)
Total Equity	6,630	4,081
TOTAL LIABILITIES AND EQUITY	6,630	4,081

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	37,090	31,675
Cost of Revenue	19,199	16,934
Gross Profit	17,891	14,741
Operating Expenses		
General and Administrative	15,628	1,906
Rent and Lease	18,240	13,095
Depreciation	509	509
Total Operating Expenses	34,377	15,510
Operating Income (loss)	(16,487)	(768)
Provision for Income Tax	-	-
Net Income (loss)	(16,487)	(768)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(16,487)	(768)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	509	509
Inventory	-	(1,000)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	509	(491)
Net Cash provided by (used in) Operating Activities	(15,978)	(1,259)
INVESTING ACTIVITIES		
Equipment	-	(2,545)
Patent	-	(1,000)
Net Cash provided by (used by) Investing Activities	-	(3,545)
FINANCING ACTIVITIES		
Member's Equity	19,036	4,849
Net Cash provided by (used in) Financing Activities	19,036	4,849
Cash at the beginning of period	45	-
Net Cash increase (decrease) for period	3,059	45
Cash at end of period	3,103	45

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2020	-	-	-	-
Capital Contributions	4,849	-	-	4,849
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	(768)	(768)
Ending Balance 12/31/2020	4,849	-	(768)	4,081
Capital Contributions	19,036	-	-	19,036
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	(16,487)	(16,487)
Ending Balance 12/31/2021	23,886	-	(17,255)	6,630

PDX Biotech, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

PDC Biotech, LLC ("the Company") was formed in Kentucky on December 10th, 2019. The Company manufactures and markets a rapid test for periodontal disease in dogs and cats. The company plans to earn revenue selling their rapid-screen tests to veterinarian practices, veterinary techs and nurses, and eventually direct to pet owners. The Company's headquarters is in Louisville, Kentucky. The customers will be located worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentrations of Revenue

In 2020 and 2021 the Company had a single customer account for over 95% of revenue.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. The company has experienced minimal returns to date. The company currently markets and sells a single product.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Equipment	5	2,545	1,018	-	1,527
Grand Total	-	2,545	1,018	-	1,527

Intangible Assets: Patent

The company purchased 5 patents from Perio Health, LLC. The total balance of these patents was $1,000 as of December 31st, 2021.

Lease

As of December 31st, 2021, the Company had not signed a lease, but is making regular payments pursuant to proposed terms, which includes $1,650 in rent per month.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity based compensation</u>

The Company has not had any equity-based compensation as of December 31st, 2021.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company was a single member managed LLC with a single class of ownership interest as of December 31st, 2021. See Note 7 – Subsequent Events for update to equity structure.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 16, 2022, the date these financial statements were available to be issued.

On January 1st, 2022, the company entered into a new operating agreement whereby there are now 4 unit holders in the company.

On January 1ˢᵗ, 2022, the company entered into a distribution arrangement with Animal Care Group, an international veterinary pharmaceutical and services company. Under the agreement, Animal Care Group will purchase and market Orastripdx exclusively in England, Spain, Poland, Germany, Italy and others.

The Company received $50,000 in proceeds as a result of the admission of one of the members.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







ACCOMMODATION

FACILITIES & SERVICES

LAZY
SUNDAY
LOCATION

GALLERY

LAZY SUNDAY HOSTEL

HOSTEL IN PATHUMWAN, BANGKOK, THAILAND

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With the very best location and dedication of service from staffs, Lazy Sunday hostel promise that will help our guests to explore the life of city of Bangkok with joyful and happiness.

PROMOTIONS

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CONTACT
Address: Lazy Sunday Hostel
829,831,833 Rama 6 Road, Wangmai, Pathumwan, Bangkok, 10330
Tel.: +(0) 61 031 5593
Email: lazysundayhostel@gmail.com

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Your pet's mouth connects them to the world around them -- and deserves your attention.

Your pet might have something in their mouth that doesn't belong there!

No, it's not your favorite pair of shoes, it's an invisible infection called periodontal disease that develops in over 50% of dogs and cats and can cause pain and chronic health problems if left untreated.

At PDXBioTech, we're a team of pet lovers and scientists committed to detecting this disease early so your pet stays healthy and pain-free.

That's why we created the patented OraStripdx rapid test – This early detection test identifies the bacteria that destroys the structures that keeps your pet's teeth healthy and in place.

It's our goal to make the OraStripdx a standard part of every check- up to empower veterinary teams to treat this at its root cause before itt's too late.

The veterinary care market is a 75-billion-dollar industry and growing fast: over 90 million households in the US have a pet as part of their family.

The combination of patent protection, low production costs and high margins enables us to be profitable by tapping into just a small portion of this 75-billion dollar market.

We are partnering with leading veterinary teams in the US, and have already shipped orders to corporate customers in Europe, Asia, and South America.

Mary Berg: "OraStripdx provides a clear, objective way to clearly communicate a pet's dental health without the need for complicated exams."

Invest with PDXBioTech and help get our tests into the hands of veterinary teams everywhere -- giving our pets the best chance possible at living long, healthy and happy lives.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED OPERATING AGREEMENT OF PDX BIOTECH LLC
A Manager-Managed Limited Liability Company
(Effective as of January 1, 2022)

A. PRELIMINARY PROVISIONS

1. **Effective Date**

   The operating agreement of **PDX BIOTECH LLC** was originally effective as of December 10, 2019, having been adopted by its sole member, George David McClure, Jr. ("Founder"). This **Amended and Restated Operating Agreement** (this **"220101AROA"**) is **effective as of January 1, 2022**, assent thereto being manifested by the members whose signatures appear at the end of this **220101AROA**, namely, George David McClure, Jr.; John Beran; Reggie Gresham; and Anthony Burgess-Cassler (the "Members")

2. **Formation**

   PDX BIOTECH LLC ("the LLC") was formed by filing Articles of Organization in the office of the Kentucky Secretary of State on December 10, 2019.

3. **Registered Office and Registered Agent**

   The registered office address of the LLC is 404 Clydebank Court, Louisville, KY 40243. The registered agent of the LLC is John Beran. The registered agent and/or office of the LLC may be changed from time to time as the Members may see fit, by filing a change of registered agent or office statement with the office of the Kentucky Secretary of State. It will not be necessary to amend this provision of this 220101AROA if and when such changes are made.

4. **Business Purpose**

   The LLC shall be permitted to engage in any and all lawful business activities.

5. **Duration of LLC**

   The duration of the LLC shall be perpetual.

B. MANAGEMENT PROVISIONS

1. **Management by Managers**

   The LLC shall be managed by the two Managers (also called "Partners"): John Beran and Reggie Gresham.

2. **Authority of Managers**

   The Managers shall have authority to make and implement customary management decisions relating to the LLC's business.

3. **Managers' Duties to LLC**

   Each Manager shall owe best efforts and fiduciary duties to the LLC, including duties of care, loyalty, and confidentiality.

4. **Removal of Managers**

   Managers may be removed for cause, such as breach of fiduciary duty, by a vote of a majority in interest of the Members.

C. MEMBERSHIP PROVISIONS

1. **Non-liability of Members**

   No Member of the LLC shall be personally liable for the expenses, debts, obligations or liabilities of the LLC.

2. **Membership Voting**

   For matters beyond customary management decisions, there may on occasion be votes of the Members. The vote of a majority in interest of the Members shall be required for approval of any matter voted upon by the Members. Notwithstanding the foregoing, in the event of a tie vote, the vote of the interest of the Founder shall be sufficient for approval.

D. TAX AND FINANCIAL PROVISIONS

1. **Tax Classification of LLC**

   As of January 1, 2022, the Members intend that the LLC be classified as a partnership for income tax purposes.

2. **Tax Year**

   The tax year of the LLC shall end on the last day of the month of December.

3. **Tax Matters Partner**

   If required by law, Manager John Beran or Manager Reggie Gresham shall be designated as "tax matters partner."

4. ***Annual Income Tax Returns and Reports***

The Managers shall deliver to the Members appropriate income tax returns and reports on an annual basis.

5. ***Title to Assets***

All property of the LLC shall be held in the name of the LLC, not in the names of Members or Managers.

E. CAPITAL PROVISIONS

1. ***Capital Contributions by Members***

The following capital contributions are hereby acknowledged as having been made by the only four Members:

(a) George David McClure, Jr., Member and Founder: Various capital, resulting in 50% interest of Members;

(b) John Beran, Member and Partner: Various capital, resulting in 20% interest of Members;

(c) Reggie Gresham, Member and Partner: Various capital, resulting in 20% interest of Members;

(d) Anthony Burgess-Cassler, Member and Co-Founder: Various capital, resulting in 10% interest of Members.

F. MEMBERSHIP TRANSFER PROVISIONS

1. ***Restrictions on Transfer of Membership***

A Member's interest in the LLC may be held in trust, that is, transferred by a Member, such as the Founder, to be held in trust for that Member and for the benefit of one or more beneficiaries, without approval of any other Members, in which case the trustee of the trust holding the interest may exercise the prerogatives of membership in lieu of the Member. Otherwise, a Member shall not transfer Membership in the LLC unless all of the other Members first agree in writing to approve the admission of the prospective transferee into the LLC. Further, no Member shall encumber a part or all of his membership in the LLC by mortgage, pledge, granting of a security interest, lien or otherwise, unless the encumbrance has first been approved in writing by all other Members.

G. DISSOLUTION PROVISIONS

1. ***Dissolution of the LLC***

If the LLC is to dissolve, the Managers and Members shall wind up the affairs of the LLC and take other actions appropriate to complete a dissolution of the LLC in accordance with applicable provisions of law.

H. GENERAL PROVISIONS

1. ***Right to Consult Counsel***

The Members acknowledge that: (a) this 220101AROA has been prepared for the LLC, not for individual Members; (b) they are advised to seek individual legal counsel to address any legal questions arising with respect to their individual legal rights or duties.

2. ***Records***

The Managers shall maintain all LLC records for purposes of compliance with the law and inspection by Members.

3. ***Severability***

If any provision of this 220101AROA is determined by a court to be invalid, unenforceable or otherwise ineffective, that provision shall be severed from the rest of this 220101AROA, and the remaining provisions shall remain in effect and enforceable.

4. ***Entire Agreement; Counterparts***

This 220101AROA represents the entire agreement among the Members concerning its subject matter, and it shall not be amended, modified or replaced except by a written instrument executed by the Members. This 220101AROA supersedes every prior written or oral agreement among the Members concerning its subject matter. This 220101AROA may be signed electronically, and may be signed in multiple counterparts, each of which counterparts shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

I. SIGNATURES MANIFESTING MEMBERS' ASSENT

In witness whereof, the Members of the LLC, including both Managers on the effective date of this 220101AROA, manifest by their signatures below that they assent to the terms of this 220101AROA.

George David McClure, Jr. Member and Founder	John Beran Member and Manager	Reggie Gresham Member and Manager	Anthony Burgess-Cassler Member and Co-Founder

4. **Annual Income Tax Returns and Reports**

    The Managers shall deliver to the Members appropriate income tax returns and reports on an annual basis.

5. **Title to Assets**

    All property of the LLC shall be held in the name of the LLC, not in the names of Members or Managers.

E. CAPITAL PROVISIONS

1. **Capital Contributions by Members**

    The following capital contributions are hereby acknowledged as having been made by the only four Members:

    (a) George David McClure, Jr., Member and Founder: Various capital, resulting in 50% interest of Members;

    (b) John Beran, Member and Partner: Various capital, resulting in 20% interest of Members;

    (c) Reggie Gresham, Member and Partner: Various capital, resulting in 20% interest of Members;

    (d) Anthony Burgess-Cassler, Member and Co-Founder: Various capital, resulting in 10% interest of Members.

F. MEMBERSHIP TRANSFER PROVISIONS

1. **Restrictions on Transfer of Membership**

    A Member's interest in the LLC may be held in trust, that is, transferred by a Member, such as the Founder, to be held in trust for that Member and for the benefit of one or more beneficiaries, without approval of any other Members, in which case the trustee of the trust holding the interest may exercise the prerogatives of membership in lieu of the Member. Otherwise, a Member shall not transfer Membership in the LLC unless all of the other Members first agree in writing to approve the admission of the prospective transferee into the LLC. Further, no Member shall encumber a part or all of his membership in the LLC by mortgage, pledge, granting of a security interest, lien or otherwise, unless the encumbrance has first been approved in writing by all other Members.

G. DISSOLUTION PROVISIONS

1. **Dissolution of the LLC**

    If the LLC is to dissolve, the Managers and Members shall wind up the affairs of the LLC and take other actions appropriate to complete a dissolution of the LLC in accordance with applicable provisions of law.

H. GENERAL PROVISIONS

1. **Right to Consult Counsel**

    The Members acknowledge that: (a) this 220101AROA has been prepared for the LLC, not for individual Members; (b) they are advised to seek individual legal counsel to address any legal questions arising with respect to their individual legal rights or duties.

2. **Records**

    The Managers shall maintain all LLC records for purposes of compliance with the law and inspection by Members.

3. **Severability**

    If any provision of this 220101AROA is determined by a court to be invalid, unenforceable or otherwise ineffective, that provision shall be severed from the rest of this 220101AROA, and the remaining provisions shall remain in effect and enforceable.

4. **Entire Agreement; Counterparts**

    This 220101AROA represents the entire agreement among the Members concerning its subject matter, and it shall not be amended, modified or replaced except by a written instrument executed by the Members. This 220101AROA supersedes every prior written or oral agreement among the Members concerning its subject matter. This 220101AROA may be signed electronically, and may be signed in multiple counterparts, each of which counterparts shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

I. SIGNATURES **MANIFESTING MEMBERS'** ASSENT

In witness whereof, the Members of the LLC, including both Managers on the effective date of this 220101AROA, manifest by their signatures below that they assent to the terms of this 220101AROA.

_____	_____	*Reggie Gresham*	_____
George David McClure, Jr.	John Beran	Reggie Gresham	Anthony Burgess-Cassler
Member and Founder	Member and Manager	Member and Manager	Member and Co-Founder

4. **Annual Income Tax Returns and Reports**

The Managers shall deliver to the Members appropriate income tax returns and reports on an annual basis.

5. **Title to Assets**

All property of the LLC shall be held in the name of the LLC, not in the names of Members or Managers.

E. CAPITAL PROVISIONS

1. **Capital Contributions by Members**

The following capital contributions are hereby acknowledged as having been made by the only four Members:
   (a) George David McClure, Jr., Member and Founder: Various capital, resulting in 50% interest of Members;
   (b) John Beran, Member and Partner: Various capital, resulting in 20% interest of Members;
   (c) Reggie Gresham, Member and Partner: Various capital, resulting in 20% interest of Members;
   (d) Anthony Burgess-Cassler, Member and Co-Founder: Various capital, resulting in 10% interest of Members.

F. MEMBERSHIP TRANSFER PROVISIONS

1. **Restrictions on Transfer of Membership**

A Member's interest in the LLC may be held in trust, that is, transferred by a Member, such as the Founder, to be held in trust for that Member and for the benefit of one or more beneficiaries, without approval of any other Members, in which case the trustee of the trust holding the interest may exercise the prerogatives of membership in lieu of the Member. Otherwise, a Member shall not transfer Membership in the LLC unless all of the other Members first agree in writing to approve the admission of the prospective transferee into the LLC. Further, no Member shall encumber a part or all of his membership in the LLC by mortgage, pledge, granting of a security interest, lien or otherwise, unless the encumbrance has first been approved in writing by all other Members.

G. DISSOLUTION PROVISIONS

1. **Dissolution of the LLC**

If the LLC is to dissolve, the Managers and Members shall wind up the affairs of the LLC and take other actions appropriate to complete a dissolution of the LLC in accordance with applicable provisions of law.

H. GENERAL PROVISIONS

1. **Right to Consult Counsel**

The Members acknowledge that: (a) this 220101AROA has been prepared for the LLC, not for individual Members; (b) they are advised to seek individual legal counsel to address any legal questions arising with respect to their individual legal rights or duties.

2. **Records**

The Managers shall maintain all LLC records for purposes of compliance with the law and inspection by Members.

3. **Severability**

If any provision of this 220101AROA is determined by a court to be invalid, unenforceable or otherwise ineffective, that provision shall be severed from the rest of this 220101AROA, and the remaining provisions shall remain in effect and enforceable.

4. **Entire Agreement; Counterparts**

This 220101AROA represents the entire agreement among the Members concerning its subject matter, and it shall not be amended, modified or replaced except by a written instrument executed by the Members. This 220101AROA supersedes every prior written or oral agreement among the Members concerning its subject matter. This 220101AROA may be signed electronically, and may be signed in multiple counterparts, each of which counterparts shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

I. SIGNATURES MANIFESTING MEMBERS' ASSENT

In witness whereof, the Members of the LLC, including both Managers on the effective date of this 220101AROA, manifest by their signatures below that they assent to the terms of this 220101AROA.



George David McClure, Jr.	John Beran	Reggie Gresham	Anthony Burgess-Cassler
Member and Founder	Member and Manager	Member and Manager	Member and Co-Founder

FIRST AMENDMENT TO
AMENDED AND RESTATED OPERATING AGREEMENT OF PDX BIOTECH LLC

The purpose of this **First Amendment to the Amended and Restated Operating Agreement of PDX BIOTECH LLC ("First Amendment to the 220101AROA")** is to make certain provisions of the 220101AROA more suitable and appropriate.

Amendment 1a. Tax, Financial and Related Provisions.

(1) As of July 1, 2022, the Members intend that PDX BIOTECH LLC be classified as a corporation for tax purposes.

(2) The Managers shall have authority to modify the tax year of PDX BIOTECH LLC if necessary.

Amendment 1b. Capital, Membership, Management and Related Provisions.

(1) Interests of Members shall be held as units of membership ("Units").

(2) Exactly two hundred thousand (200,000) Units have been authorized and issued as of January 1, 2022.

(3) The Units are held as follows:

Twenty thousand (20,000) Units by Anthony Burgess-Cassler;

Forty thousand (40,000) Units by Reggie Gresham;

Forty thousand (40,000) Units by OUTRIDER TECHNOLOGIES, LLC, a Kentucky limited liability company, successor in interest to John Beran; and

One hundred thousand (100,000) Units by VYSKOS LLC, a Kentucky limited liability company, successor in interest to George David McClure, Jr.

(4) Accordingly:

Anthony-Burgess Cassler is Member and Co-Founder of PDX BIOTECH LLC;

Reggie Gresham is Member of PDX BIOTECH LLC;

OUTRIDER TECHNOLOGIES, LLC is Member of PDX BIOTECH LLC; and

VYSKOS LLC is Member and Founder of PDX BIOTECH LLC.

(5) For the avoidance of doubt, it is hereby restated that PDX BIOTECH LLC shall be managed by the two Managers (also called "Partners"): John Beran and Reggie Gresham.

(6) Exactly one hundred fifty thousand (150,000) non-voting, non-membership interests ("NVNMIs") have been authorized as of January 1, 2022.

(7) Each NVNMI shall confer a liquidation right equal to the liquidation right of a Unit but shall confer no other rights.

(8) As of January 1, 2022, Reggie Gresham is issued ten thousand (10,000) NVNMIs, and Ben McBrayer is issued seven thousand five hundred (7,500) NVNMIs.

(9) The Managers shall have the authority to cause the issue of any or all of the remaining one hundred thirty-two thousand five hundred (132,500) authorized NVNMIs. For the avoidance of doubt, no resolution is required for such issue. By way of example and not of limitation, an issue of one hundred seven thousand (107,000) NVNMIs for a Reg CF fundraise is within the authority of the Managers.

Counterparts; Signatures Manifesting Members' Assent

This First Amendment to the 220101AROA may be signed electronically, and may be signed in multiple counterparts, each of which counterparts shall be deemed an original, but all of which together shall be deemed to be one and the same First Amendment to the 220101AROA. In witness whereof, the Members of PDX BIOTECH LLC manifest by their signatures below that they assent to the terms of this First Amendment to the 220101AROA.

Anthony Burgess-Cassler

Anthony Burgess-Cassler, Member

_____

Reggie Gresham, Member

_____

OUTRIDER TECHNOLOGIES, LLC, Member, by John Beran, its Manager

_____

VYSKOS LLC, Member, by George David McClure, Jr., its Manager

THE REMAINDER OF THE PAGE BELOW IS INTENTIONALLY LEFT BLANK.

FIRST AMENDMENT TO
AMENDED AND RESTATED OPERATING AGREEMENT OF PDX BIOTECH LLC

The purpose of this First Amendment to the Amended and Restated Operating Agreement of PDX BIOTECH LLC ("First Amendment to the 220101AROA") is to make certain provisions of the 220101AROA more suitable and appropriate.

Amendment 1a. Tax, Financial and Related Provisions.
(1) As of July 1, 2022, the Members intend that PDX BIOTECH LLC be classified as a corporation for tax purposes.
(2) The Managers shall have authority to modify the tax year of PDX BIOTECH LLC if necessary.

Amendment 1b. Capital, Membership, Management and Related Provisions.
(1) Interests of Members shall be held as units of membership ("Units").
(2) Exactly two hundred thousand (200,000) Units have been authorized and issued as of January 1, 2022.
(3) The Units are held as follows:
>   Twenty thousand (20,000) Units by Anthony Burgess-Cassler;
>   Forty thousand (40,000) Units by Reggie Gresham;
>   Forty thousand (40,000) Units by OUTRIDER TECHNOLOGIES, LLC, a Kentucky limited liability company, successor in interest to John Beran; and
>   One hundred thousand (100,000) Units by VYSKOS LLC, a Kentucky limited liability company, successor in interest to George David McClure, Jr.

(4) Accordingly:
>   Anthony-Burgess Cassler is Member and Co-Founder of PDX BIOTECH LLC;
>   Reggie Gresham is Member of PDX BIOTECH LLC;
>   OUTRIDER TECHNOLOGIES, LLC is Member of PDX BIOTECH LLC; and
>   VYSKOS LLC is Member and Founder of PDX BIOTECH LLC.

(5) For the avoidance of doubt, it is hereby restated that PDX BIOTECH LLC shall be managed by the two Managers (also called "Partners"): John Beran and Reggie Gresham.
(6) Exactly one hundred fifty thousand (150,000) non-voting, non-membership interests ("NVNMIs") have been authorized as of January 1, 2022.
(7) Each NVNMI shall confer a liquidation right equal to the liquidation right of a Unit but shall confer no other rights.
(8) As of January 1, 2022, Reggie Gresham is issued ten thousand (10,000) NVNMIs, and Ben McBrayer is issued seven thousand five hundred (7,500) NVNMIs.
(9) The Managers shall have the authority to cause the issue of any or all of the remaining one hundred thirty-two thousand five hundred (132,500) authorized NVNMIs. For the avoidance of doubt, no resolution is required for such issue. By way of example and not of limitation, an issue of one hundred seven thousand (107,000) NVMIs for a Reg CF fundraise is within the authority of the Managers.

Counterparts; Signatures Manifesting Members' Assent
This First Amendment to the 220101AROA may be signed electronically, and may be signed in multiple counterparts, each of which counterparts shall be deemed an original, but all of which together shall be deemed to be one and the same First Amendment to the 220101AROA. In witness whereof, the Members of PDX BIOTECH LLC manifest by their signatures below that they assent to the terms of this First Amendment to the 220101AROA.

_____
Anthony Burgess-Cassler, Member

_____
Reggie Gresham, Member

_____
OUTRIDER TECHNOLOGIES, LLC, Member, by John Beran, its Manager

VYSKOS LLC, Member, by George David McClure, Jr., its Manager
_____
VYSKOS LLC, Member, by George David McClure, Jr., its Manager

THE REMAINDER OF THE PAGE BELOW IS INTENTIONALLY LEFT BLANK.

FIRST AMENDMENT TO
AMENDED AND RESTATED OPERATING AGREEMENT OF PDX BIOTECH LLC

The purpose of this **First Amendment to the Amended and Restated Operating Agreement of PDX BIOTECH LLC** ("**First Amendment to the 220101AROA**") is to make certain provisions of the 220101AROA more suitable and appropriate.

Amendment 1a. Tax, Financial and Related Provisions.
(1) As of July 1, 2022, the Members intend that PDX BIOTECH LLC be classified as a corporation for tax purposes.
(2) The Managers shall have authority to modify the tax year of PDX BIOTECH LLC if necessary.

Amendment 1b. Capital, Membership, Management and Related Provisions.
(1) Interests of Members shall be held as units of membership ("Units").
(2) Exactly two hundred thousand (200,000) Units have been authorized and issued as of January 1, 2022.
(3) The Units are held as follows:
> Twenty thousand (20,000) Units by Anthony Burgess-Cassler;
> Forty thousand (40,000) Units by Reggie Gresham;
> Forty thousand (40,000) Units by OUTRIDER TECHNOLOGIES, LLC, a Kentucky limited liability company, successor in interest to John Beran; and
> One hundred thousand (100,000) Units by VYSKOS LLC, a Kentucky limited liability company, successor in interest to George David McClure, Jr.

(4) Accordingly:
> Anthony-Burgess Cassler is Member and Co-Founder of PDX BIOTECH LLC;
> Reggie Gresham is Member of PDX BIOTECH LLC;
> OUTRIDER TECHNOLOGIES, LLC is Member of PDX BIOTECH LLC; and
> VYSKOS LLC is Member and Founder of PDX BIOTECH LLC.

(5) For the avoidance of doubt, it is hereby restated that PDX BIOTECH LLC shall be managed by the two Managers (also called "Partners"): John Beran and Reggie Gresham.
(6) Exactly one hundred fifty thousand (150,000) non-voting, non-membership interests ("NVNMIs") have been authorized as of January 1, 2022.
(7) Each NVNMI shall confer a liquidation right equal to the liquidation right of a Unit but shall confer no other rights.
(8) As of January 1, 2022, Reggie Gresham is issued ten thousand (10,000) NVNMIs, and Ben McBrayer is issued seven thousand five hundred (7,500) NVNMIs.
(9) The Managers shall have the authority to cause the issue of any or all of the remaining one hundred thirty-two thousand five hundred (132,500) authorized NVNMIs. For the avoidance of doubt, no resolution is required for such issue. By way of example and not of limitation, an issue of one hundred seven thousand (107,000) NVMIs for a Reg CF fundraise is within the authority of the Managers.

Counterparts; Signatures Manifesting Members' Assent
This First Amendment to the 220101AROA may be signed electronically, and may be signed in multiple counterparts, each of which counterparts shall be deemed an original, but all of which together shall be deemed to be one and the same First Amendment to the 220101AROA. In witness whereof, the Members of PDX BIOTECH LLC manifest by their signatures below that they assent to the terms of this First Amendment to the 220101AROA.

_____
Anthony Burgess-Cassler, Member

Reggie Gresham
Reggie Gresham, Member

Outrider technologies, LLC, Member, by John Beran, its Manager
OUTRIDER TECHNOLOGIES, LLC, Member, by John Beran, its Manager

_____
VYSKOS LLC, Member, by George David McClure, Jr., its Manager

THE REMAINDER OF THE PAGE BELOW IS INTENTIONALLY LEFT BLANK.





SECOND AMENDMENT TO
AMENDED AND RESTATED OPERATING AGREEMENT OF PDX BIOTECH LLC

The purpose of this **Second Amendment to the Amended and Restated Operating Agreement of PDX BIOTECH LLC ("Second Amendment to the 220101AROA")** is to make certain provisions of the 220101AROA more suitable and appropriate.

Amendment 2. Capital, Membership, Management and Related Provisions.
(1) The issuance of up to 58,850 Non-Voting Membership Interests is hereby authorized.
(2) The up to 58,850 Non-Voting Membership Interests are hereby denominated "Non-Voting Units."
(3) The Managers are hereby delegated the duty to determine the suitability of each purchaser of any Non-Voting Units.
(4) Provided such purchaser is suitable, the Managers are authorized to issue each suitable purchaser one Non-Voting Unit per each twenty dollars received from the purchaser, with a minimum purchase of one hundred dollars or five Non-Voting Units.
(5) Each Non-Voting Unit shall have a liquidation right equal to that of a membership Unit as defined in the First Amendment to the Amended and Restated Operating Agreement of PDX BIOTECH LLC.
(6) Each Non-Voting Unit shall have a dividend right equal to that of a membership Unit as defined in the First Amendment to the Amended and Restated Operating Agreement of PDX BIOTECH LLC.
(7) These provisions shall be effective as of August 10, 2022.

Counterparts; Signatures Manifesting Members' Assent
This Second Amendment to the 220101AROA may be signed electronically, and may be signed in multiple counterparts, each of which counterparts shall be deemed an original, but all of which together shall be deemed to be one and the same Second Amendment to the 220101AROA. In witness whereof, the Members of PDX BIOTECH LLC manifest by their signatures below that they assent to the terms of this Second Amendment to the 220101AROA.

Anthony Burgess-Cassler
Anthony Burgess-Cassler, Member

Reggie Gresham
Reggie Gresham, Member

outrider technologies, member, by John Beran, its manager
OUTRIDER TECHNOLOGIES, LLC, Member, by John Beran, its Manager

VYSKOS LLC Member, by George David McClure, Jr., its Manager
VYSKOS LLC, Member, by George David McClure, Jr., its Manager

THE REMAINDER OF THE PAGE BELOW IS INTENTIONALLY LEFT BLANK.